Supplement Dated December 4, 2023
to the Prospectus Dated May 1, 2016 and
Notice Document dated May 1, 2023 for

Symetra True Variable Annuity®

Issued By: Symetra Life Insurance Company

The reorganization of the BlackRock Capital Appreciation V.I. Fund has been postponed by BlackRock Variable Series Funds, Inc. The reorganization and subsequent name change previously communicated to Contract Owners will no longer occur effective on or about December 8, 2023.

The BlackRock Capital Appreciation V.I. Fund continues to be an investment option available under the Contract.